0-20588

P.E. 3-1-02

02025899

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

RECEIVED MAR 1 9 2002

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month March, 2002

PROCESSED APR 0 8 2002 THOMSON FINANCIAL

Normandy Yandal Operations Limited
(f/k/a Great Central Mines Limited)
(Translation of Registrant's name into English)

100 Hutt Street, Adelaide 5000, South Australia, Australia
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

3-1

693178.8

This Form 6-K consists of a copy of the Appendix 4B Half Yearly Report as at 31 December 2002 from Normandy Yandal Operations Limited (f/k/a Great Central Mines Limited), an Australian corporation, as filed with the Australian Stock Exchange Limited.

UNLESS OTHERWISE INDICATED ALL FIGURES SET FORTH IN THIS REPORT ARE IN AUSTRALIAN DOLLARS.

NORMANDY YANDAL OPERATIONS LIMITED

ABN 30 007 066 766

HALF-YEARLY REPORT

31 December 2001

CONTENTS

	Pages
Directors' Report	2
Financial Statements	3-11
Directors' Declaration	12
Compliance Statement	13
Independent Review Report	14

DIRECTORS' REPORT

The Directors present their report on the consolidated financial report of Normandy Yandal Operations Limited and its controlled entities for the half-year ended 31 December 2001.

Directors

The Directors of Normandy Yandal Operations Limited during or since the end of the half-year are:

Mr Kenneth G Williams

Mr David Hillier

Mr Colin C Lake

Mr Bruce D Hansen

Mr Britt D Banks

Mr David H Francisco

The above named directors held office during and since the end of the half-year except for:

- Mr Colin C Lake - resigned 7 March 2002
- Mr Bruce D Hansen - appointed 7 March 2002
- Mr Britt D Banks - appointed 7 March 2002
- Mr David H Francisco - appointed 7 March 2002

Review of Operations

Group Result

The loss after tax for the half-year ended 31 December 2001 was $9,429,000 (2000: $11,464,000).

No dividends were declared for the half year ended 31 December 2001 (2000: Nil).

Gold ounces sold during the half-year totalled 393,909 ounces (2000: 344,033 ounces) at an average realised price of $539 per ounce (2000: $525 per ounce). The average cash cost was $325 per ounce (2000: $308 per ounce) and the average total production cost was $489 per ounce (2000: $453 per ounce).

For further details see Report on Activities for the Quarter to 31 December 2001 released to shareholders on 29 January 2002.

Rounding of Amounts

The Company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order, amounts in the financial report have been rounded to the nearest thousand dollars.

On behalf of the Directors

K G Williams
Director

D Hillier
Director

Adelaide
15 March 2002

Appendix 4B

Half yearly report

NORMANDY YANDAL OPERATIONS LIMITED

ABN 30 007 066 766 **Half Year Ended 31 December 2001**

For announcement to the market $A'000

Revenues from ordinary activities (item 1.1)	up	18%	to	215,406
Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members (item 1.20)	up	18%	to	(9,429)
Profit (loss) from ordinary items after tax attributable to members (item 1.23)	up	18%	to	(9,429)
Profit (loss) from extraordinary activities after tax attributable to members (item 2.5(d))				-
Net profit (loss) for the period attributable to members (item 1.11)	up	18%	to	(9,429)

Dividends	Amount per security	Franked amount per security
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil

Record date for determining entitlements to the dividend: N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market

Nil

Consolidated Statement of Financial Performance

		Current half-year $000's	revious half year $000's
1.1	Revenue from ordinary activities	215,406	182,138
1.2	Expenses from ordinary activities (see items 1.24, 12.5, 12.6)	(203,294)	(187,462)
1.3	Borrowing costs	(14,992)	(13,997)
1.4	Share of net profit (loss) of associates and joint venture entities (see item 16.7)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	(2,880)	(19,321)
1.6	Income tax on ordinary activities	(6,549)	7,857
1.7	**Profit (loss) from ordinary activities after tax**	(9,429)	(11,464)
1.8	Profit (loss) from extraordinary items after tax (see item 2.5)	-	-
1.9	**Net Profit (loss)**	(9,429)	(11,464)
1.10	Net profit (loss) attributable to outside equity interests	-	-
1.11	**Net profit (loss) attributable to members**	(9,429)	(11,464)
	Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity	-	-
	Total change in equity other than those resulting from transactions with owners as owners	(9,429)	(11,464)

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(269,929)	(193,786)
1.13	Net profit (loss) attributable to members (item 1.11)	(9,429)	(11,464)
1.14	Net transfers from (to) reserves	-	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends paid or payable	-	-
1.17	**Retained profits (accumulated losses) at end of financial period**	(279,358)	(205,250)

Profit restated to exclude amortisation of goodwill

1.18	Profit (loss) from ordinary activities after tax before outside equity interests (items 1.7) and amortisation of goodwill	(9,429)	(11,464)
1.19	Plus (less) outside equity interests	-	-
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	(9,429)	(11,464)

Profit (loss) from ordinary activities attributable to members

1.21	Profit (loss) from ordinary activities after tax (item 1.7)	(9,429)	(11,464)
1.22	Plus (less) outside equity interests	-	-
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	(9,429)	(11,464)

Revenue and expenses from ordinary activities

		Current half-year $000's	revious half year $000's
1.24	**Details of revenues and expenses**		
	Sales revenue	**212,461**	179,952
	Cost of sales	**(190,119)**	(153,252)
	Gross profit	**22,342**	26,700
	Other revenue from ordinary activities	**2,945**	2,186
	Borrowing costs	**(14,992)**	(13,997)
	Exploration expenses	**(8,522)**	(7,344)
	Administration expenses	**(3,363)**	(3,950)
	Foreign Exchange gain/(loss)	**991**	(20,417)
	Other expenses from ordinary activities	**(2,281)**	(2,499)
	Total	(2,880)	(19,321)

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $000's	Related tax $000's	Related outside equity interests $000's	Amount (after tax) attributable to members $000's
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	-	-	-	-
2.3	Total amortisation of intangibles	-	-	-	-
2.4	Extraordinary items (details)	-	-	-	-
2.5	Total extraordinary items	-	-	-	-

Consolidated Statement of Financial Position		Current half-year $000's	As shown in last annual report $000's	revious half year $000's
	Current assets			
4.1	Cash	**122,808**	104,672	42,507
4.2	Receivables	**17,157**	26,417	11,163
4.3	Inventories	**27,694**	28,117	23,186
4.5	Prepaid mining costs	**63,940**	55,552	-
4.6	Other	**11,969**	11,825	7,135
4.7	**Total current assets**	**243,568**	226,583	83,991
	Non-current assets			
4.9	Tax assets	**-**	6,549	-
4.11	Other financial assets	**-**	470	470
4.13	Exploration and evaluation expenditure	**43,049**	42,459	46,244
4.14	Property, plant and equipment (net)	**408,903**	449,530	550,954
4.16	Prepaid mining costs	**327**	-	53,683
4.17	Other	**25,172**	22,122	28,884
4.18	**Total non-current assets**	**477,451**	521,130	680,235
4.19	**Total assets**	**721,019**	747,713	764,226
	Current liabilities			
4.20	Payables	**62,842**	73,668	55,473
4.21	Interest bearing liabilities	**1,159**	1,587	1,611
4.23	Provisions	**20,898**	39,957	6,427
4.25	**Total current liabilities**	**84,899**	115,212	63,511
	Non-current liabilities			
4.27	Interest bearing liabilities	**507,219**	509,683	488,574
4.28	Tax liabilities	**-**	-	-
4.29	Provisions	**49,583**	34,069	58,714
4.30	Other	**144**	144	144
4.31	**Total non-current liabilities**	**556,946**	543,896	547,432
4.32	**Total liabilities**	**641,845**	659,108	610,943
4.33	**Net assets**	**79,174**	88,605	153,283
	Equity			
4.34	Capital/contributed equity	**358,533**	358,533	358,533
4.36	Retained profits (accumulated losses)	**(279,359)**	(269,928)	(205,250)
4.37	**Equity attributable to members of the parent entity**	**79,174**	88,605	153,283
4.38	Outside equity interests in controlled entities	**-**	-	-
4.39	**Total equity**	**79,174**	88,605	153,283
	Preference capital included as part of 4.37	nil	nil	nil

Other Information

Reconciliation of prima facie income tax to income tax expense

	Current half-year $000's	Previous half year $000's
Operating profit before tax	(2,880)	(19,321)
Income tax calculated at applicable rates	(864)	(6,569)
Tax losses of entities not carried forward as future income tax benefit - current period	864	-
Under provision prior year	6,549	-
Other	-	(1,288)
Income tax expense (benefit)	6,549	(7,857)

Exploration and evaluation expenditure capitalised

		Current half-year $000's	Previous half year $000's
5.1	Opening balance	42,459	46,391
5.2	Expenditure incurred during current period	9,112	12,800
5.3	Expenditure written off during current period	(8,522)	(9,947)
5.4	Expenditure transferred to mine properties	-	(3,000)
5.5	**Closing balance as shown in the consolidated balance sheet** ***(item 4.13)***	43,049	46,244

Consolidated statement of cash flows

		Current half-year $000's	Previous half year $000's
	Cash flows related to operating activities		
7.1	Receipts from customers	226,749	175,816
7.2	Payments to suppliers and employees	(165,698)	(118,939)
7.5	Interest and other items of similar nature received	2,317	563
7.6	Interest and other costs of finance paid	(14,993)	(13,337)
7.7	Income taxes paid	-	-
7.8	Other	-	-
7.9	**Net operating cash flows**	48,375	44,103
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(19,579)	(15,262)
7.11	Proceeds from sale of property, plant and equipment	105	-
7.12	Payments for exploration	(9,112)	(12,800)
7.12	Payments for development projects	-	-
7.12	Payment for purchases of investments	-	-
7.13	Proceeds from sale of investments	249	1,176
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	16,417
7.16	Other - Interest capitalised on qualifying assets	-	-
7.17	**Net investing cash flows**	(28,337)	(10,469)
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	(1,902)	-
7.21	Other	-	(634)
7.23	**Net financing cash flows**	(1,902)	(634)
7.24	**Net increase (decrease) in cash held**	18,136	33,000
7.25	Cash at beginning of period (see Reconciliation of cash)	104,672	9,506
7.26	Exchange rate adjustments to item 7.25	-	-
7.27	**Cash at end of period** (see Reconciliation of cash)	122,808	42,506

Non-cash financing and investing activities

Nil

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the statement of financial position is as follows.		Current half-year $000's	Previous half year $000's
8.1	Cash on hand and at bank	65,010	37,612
8.2	Deposits at call	46,829	-
8.3	Bank overdraft	-	-
8.4	Gold bullion	10,969	4,894
8.5	**Total cash at end of period** (item 7.27)	122,808	42,506

Ratios

	Profit before tax / revenue		
9.1	Consolidated profit(loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	(1.34%)	(10.61%)
	Profit after tax / equity interests		
9.2	Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37)	(11.91%)	(7.48%)

Earnings per security (EPS)

10.1	Calculation of the following in accordance with AASB 1027: Earnings per Share		
	(a) Basic EPS	(3.1) cents/share	(3.7) cents/share
	(b) Diluted EPS	(3.1) cents/share	(3.7) cents/share
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	308,960,662	308,960,662

NTA backing

11.1	Net tangible asset backing per ordinary security	Not applicable to mining companies

Details of specific receipts/outlays, revenues/expenses

		Current half-year $000's	Previous half year $000's
12.1	Interest revenue included in determing item 1.5	2,591	563
12.2	Interest revenue included in item 12.1 but not yet received	274	-
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	61,122	49,568
12.6	Other specific relevant items not shown in item 1.24	-	-

Report of business and geographical segment

The Company's activities are conducted in Australia in one business segment, being the exploration for and mining of gold and other minerals

Dividends

15.1 Date the dividend is payable — N/A

15.2 Record date to determine entitlements to the dividend (ie on the basis of security holding balances established by 5.00pm) — N/A

Amount per security

		Amount per security	Franked amount per security
15.6 **Interim dividend:**	Current year	**Nil**	**Nil**
15.7	Previous year	Nil	Nil

Half yearly report - interim dividend on all securities

	Current half-year $000's	Previous half year $000's
15.10 Ordinary securities 15.11 Preference securities	-	-
15.12 Total	-	-

No interim dividend has been declared.

Issued and quoted securities at end of the current period

Category of securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
18.1 **Preference securities** *(description)*	NIL	NIL	N/A	N/A
18.2 Changes during current period (a) increases through issues	NIL	NIL	N/A	N/A
(b) decreases through returns of capital, buybacks, redemptions	NIL	NIL	N/A	N/A
18.3 **Ordinary securities**	308,960,662	NIL	N/A	fully paid
18.4 Changes during current period (a) increases through issues (1)	NIL	NIL	N/A	N/A
(b) decreases through returns of capital, buybacks	NIL	NIL	N/A	N/A
18.5 **Convertible debt securities**	NIL	NIL	N/A	N/A
18.6 Changes during current period (a) increases through issues	NIL	NIL	N/A	N/A
(b) decreases through securities matured, converted	NIL	NIL	N/A	N/A
18.7 **Options**			Exercise price	Expiry date
18.8 Issued during current period	NIL	NIL	N/A	N/A
18.9 Exercised during current period	NIL	NIL	N/A	N/A
18.10 Expired during current period	NIL	NIL	N/A	N/A
18.11 **Debentures**	NIL	NIL	N/A	N/A
18.12 **Unsecured notes**	NIL	NIL	N/A	N/A

Comments by directors

Basis of financial report preparation

This half-year financial report is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. The half-year financial report does not include notes of the type normally included in an annual financial report and should be read in conjunction with the 2001 annual financial report and any announcements to the market made by the Company during the period.

Material factors affecting the revenues and expenses of the economic entity for the current period

Gold ounces sold during the half-year totalled 393,909 ounces (2000: 344,033 ounces) at an average realised price of $539 per ounce (2000: $525 per ounce). The average cash cost was $325 per ounce (2000: $308 per ounce) and the average total production cost was $489 per ounce (2000: $453 per ounce).

For further details see Report on Activities for the Quarter to 31 December 2001 released to shareholders on 29 January 2002.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified

Nil

Franking credits available and prospects for paying fully or partly franked dividends for the next year

No franking credits are currently available.

Changes in accounting policies since the last annual report are disclosed as follows

Nil

Revisions in estimated are disclosed as follows

Changes in mineral inventories used as a basis for determining depreciation and amortisation and mine completion charges resulted in a reduction in these charges of $2.9 million for the period.

Change in contingent liabilities or assets are disclosed as follows

Nil

Other Matters

The Indenture governing the US$300 million 8 7/8% Senior Notes due 2008 issued by the Company provides that in certain circumstances the Company may be required to offer to repurchase those notes at 101% of the principal amount plus accrued and unpaid interest. The Company is not required to make this offer if a third party makes the offer and purchases all notes which are validly tendered and not withdrawn under that offer. The Company has received legal advice to the effect that the circumstances necessitating the making of an offer to repurchase the notes has not arisen. The Company has also been advised by its parent entity, Newmont Mining Corporation that a subsidiary of Newmont Mining Corporation will offer to repurchase the notes as if those circumstances had occurred and will purchase all notes which are validly tendered and not withdrawn under that offer. This ensures that whether or not the relevant circumstances have occurred the Company is not, and will not be, obliged to make an offer to repurchase the notes.

DIRECTORS' DECLARATION

The Directors declare that:

a) The attached financial statements and notes thereto comply with Accounting Standards;

b) The attached financial statements and notes thereto give a true and fair view of the financial position and performance of the consolidated entity;

c) In the Directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

d) In the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors made pursuant to s.295(5) of the Corporations Act 2001.

K G Williams	**D Hillier**
Director	Director

Adelaide, 15 March 2002

COMPLIANCE STATEMENT

1 This report has been prepared in accordance with AASB Standards or other standards acceptable to ASX.

2 This report, and the accounts upon which the report is based, use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed

4 This report is based on accounts which have been subject to review.

5 The entity does not have a formally constituted Audit Committee.

Ms P F Carr
SECRETARY

Enquiries to
Mr. Peter Bird
Executive General Manager - Investor Relations
(08) 8303 1700

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF NORMANDY YANDAL OPERATIONS LIMITED

Scope

We have reviewed the attached financial report of Normandy Yandal Operations Limited in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules, including the directors' declaration, for the half-year ended 31 December 2001, but excluding the following sections:

a) material factors affecting the revenues and expenses of the consolidated entity for the current period (page 11); and
b) compliance statement (page 13).

The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" issued in Australia and other mandatory professional reporting requirements, statutory requirements and ASX Listing Rules as they relate to Appendix 4B, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to meet its obligations to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Normandy Yandal Operations Limited is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements and ASX Listing Rules as they relate to Appendix 4B.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Timothy Biggs
Partner
Chartered Accountants

Adelaide, 15 March 2002

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORMANDY YANDAL OPERATIONS LIMITED
(Registrant)

By:



Name: Kenneth G Williams
Title: Director

Dated: 18 March, 2002